# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KALA BIO, Inc., CIK 0001479419
CUSIP: 483119202
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1167 Massachusetts Avenue, Arlington, Massachusetts (MA), 02476
Date of event which requires filing of this statement: 09/30/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-24-076281
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 744,759; shared voting power 0; sole dispositive power 744,759; shared dispositive power 0; aggregate amount beneficially owned 744,759 (9.99% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 744,759; shared voting power 0; sole dispositive power 744,759; shared dispositive power 0; aggregate amount beneficially owned 744,759 (9.99% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 744,759; shared voting power 0; sole dispositive power 744,759; shared dispositive power 0; aggregate amount beneficially owned 744,759 (9.99% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 744,759; shared voting power 0; sole dispositive power 744,759; shared dispositive power 0; aggregate amount beneficially owned 744,759 (9.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: KALA BIO, Inc.
Address of issuer's principal executive offices: 1167 Massachusetts Avenue, Arlington, Massachusetts (MA), 02476
Comment:
This Amendment No. 2 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 5 below is incorporated herein by reference.

This Amendment No. 2 is being filed to report the sale of common stock ("Common Stock") of KALA BIO, Inc. (the "Issuer") reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership. The disclosure regarding the sales in Item 5(c) below is incorporated herein by reference. As a result of these sales, the Funds do not currently have the right, pursuant to the Securities Purchase Agreement with the Issuer dated November 28, 2022, to require that the Issuer nominate individuals designated by the Funds for election to the Issuer's Board of Directors (the "Board") and recommend these individuals' election to the Board.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may acquire (by means of open market purchases, privately negotiated purchases, conversion of Series E non-voting convertible non-redeemable preferred stock ("Series E Preferred") of the Issuer convertible at any time on a 1-to-100 basis without consideration into Common Stock, subject to limitations on conversion described in Item 5, Series F non-voting convertible non-redeemable preferred stock ("Series F Preferred") of the Issuer convertible at any time on a 1-to-100 basis without consideration into Common Stock, subject to limitations on conversion described in Item 5, Series G non-voting convertible non-redeemable preferred stock ("Series G Preferred") of the Issuer convertible at any time on a 1-to-100 basis without consideration into Common Stock, subject to limitations on conversion described in Item 5, or Series H non-voting convertible non-redeemable preferred stock ("Series H Preferred") of the Issuer convertible at any time on a 1-to-100 basis without consideration into Common Stock, subject to limitations on conversion described in Item 5, or otherwise) or dispose of additional securities of the Issuer in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's Board, management and other investors, and other items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 4 is incorporated by reference herein.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 2 are incorporated herein by reference. The shares beneficially owned by each of the Reporting Persons includes 434,200 shares of Common Stock issuable upon the conversion of 4,342 Series E Preferred held directly by the Funds. The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 7,021,040 shares of Common Stock outstanding as of August 7, 2025 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 8, 2025 plus 434,200 shares of Common Stock issuable upon the conversion of 4,342 Series E Preferred held directly by the Funds. Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of Series E Preferred, Series F Preferred, Series G Preferred and Series H Preferred, subject to the limitations on conversion described below.
Number of shares as to which each person has sole or shared power to vote or dispose:
667, L.P. is a direct holder of 30,620 shares of Common Stock, 5,053 Series E Preferred, 289 Series F Preferred, 1,075 Series G Preferred and 226 Series H Preferred.

Baker Brothers Life Sciences, L.P. is a direct holder of 279,939 shares of Common Stock, 46,193 Series E Preferred, 2,639 Series F Preferred, 9,826 Series G Preferred and 2,073 Series H Preferred.

The Series E Preferred, Series F Preferred, Series G Preferred and Series H Preferred (collectively the "Convertible Preferred") are only convertible to the extent that after giving effect or immediately prior to such conversion the holders thereof and their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding Common Stock of the Issuer (the "Beneficial Ownership Limitation"). As a result of the Beneficial Ownership Limitation, the number of shares of Common Stock that may be issued upon conversion of the shares of the Convertible Preferred by the above holders may change depending upon changes in the outstanding shares of Common Stock. By notice to the Issuer, the Funds may increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%; provided that any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.

The foregoing description of the Series E Preferred does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, Preferences and Rights of Series E Convertible Non-Redeemable Preferred Stock of the Issuer, a copy of which was filed as Exhibit 3.1 to the Issuer's Form 8-K filed with the SEC on November 28, 2022, and is incorporated herein by reference.

The foregoing description of the Series F Preferred does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, Preferences and Rights of Series F Convertible Non-Redeemable Preferred Stock of the Issuer, a copy of which was filed as Exhibit 3.1 to the Issuer's Form 8-K filed with the SEC on December 22, 2023, and is incorporated herein by reference.

The foregoing description of the Series G Preferred does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, Preferences and Rights of Series G Convertible Non-Redeemable Preferred Stock of the Issuer, a copy of which was filed as Exhibit 3.1 to the Issuer's Form 8-K filed with the SEC on March 26, 2024, and is incorporated herein by reference.

The foregoing description of the Series H Preferred does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, Preferences and Rights of Series H Convertible Non-Redeemable Preferred Stock of the Issuer, a copy of which was filed as Exhibit 3.1 to the Issuer's Form 8-K filed with the SEC on June 27, 2024, and is incorporated herein by reference.
Transactions in the class effected during the past sixty days: (c) The following transactions in Common Stock were effected by the Funds during the sixty days preceding the filing of this statement. All transactions were effected in the over-the-counter market directly with a broker-dealer. Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Item 5(c) Transactions in the Common Stock of the Issuer by the Funds in the 60 days preceding the filing of this statement.

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, By: Baker Bros. Advisors (GP) LLC, its general partner Scott L. Lessing/ President (10/02/2025)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (10/02/2025)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (10/02/2025)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (10/02/2025)